Filed by American Finance Trust, Inc.

Commission File No. 000-55197

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Finance Trust, Inc. (“AFIN”) and American Realty Capital — Retail Centers of America, Inc. (“RCA”). The following is an updated copy of the webinar script filed today. This webinar script is identical to the previously filed webinar script, with the exception of the telephone number provided for Broadridge in the penultimate paragraph.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

AFIN Webinar Script

AFIN Script

Thank you, Operator. Hello everyone, this is Mike Weil, CEO of American Finance Trust, and I’d like to welcome everyone to today’s webinar to discuss the proposed merger between AFIN and Retail Centers of America. In today’s presentation we will be reviewing the transaction as well as the key benefits to shareholders. Please note that a copy of this presentation has been filed with SEC and can be found on AFIN’s website at Americanfinancetrust.com. Terms described in this presentation are described in more detail in the presentation and you should refer to the more complete description.

Slide 1:

On September 7, 2016, AFIN announced that its special committee of independent directors approved an agreement to acquire American Realty Capital – Retail Centers of America for $1.5 billion in a merger that will create a premier, retail-focused, diversified REIT that we expect will bring significant benefits to AFIN shareholders.

This merger will add 35 properties or $1.4 billion in enterprise value to AFIN, resulting in a pro forma company with 490 properties and $3.9 billion in enterprise value. The transaction combines AFIN’s single-tenant portfolio with RCA’s multi-tenant portfolio, further diversifying the combined company’s revenue streams.

Looking ahead, we expect the transaction to be accretive in the first year, and we also anticipate that a larger, more diversified portfolio will serve as a strong foundation for future growth. As a result of the acquisition, AFIN’s balance sheet improves with lower leverage as well as its flexibility in accessing capital markets in the future. In addition, AFIN’s top ten tenant concentration is greatly reduced, reducing the risk of overexposure to any large tenants. We also believe that the synergies and an improved management contract will provide significant cost savings to shareholders. We are confident that the combination of benefits that this transaction brings to AFIN’s portfolio will better position the company for a future growth and a potential liquidity event.

Slide 2:

Turning to slide 2, we will now look at a high level overview of the transaction structure. As consideration in the acquisition, AFIN will provide a combination of stock and cash to RCA shareholders. For every share of RCA, AFIN will provide .385 AFIN common shares and $0.95 in cash. Upon completion, RCA’s two independent directors will join AFIN’s board, bringing the total number of directors to six, including five independent directors.

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In the event the transaction is terminated, there is a customary break-up fee, where the terminating party would be obligated to pay $25.6 million to the REIT, or certain expenses reimbursements for up to $5 million.

In terms of timing, the shareholder meeting is scheduled for February 13, 2017 with an anticipated closing date sometime in Q1 2017. This transaction is subject to both AFIN and RCA shareholder approval.

Slide 3:

Illustrated on slide 3, we can see the two high-quality portfolios of AFIN and RCA, stand alone, and pro-forma combined, based on September 30, 2016 data. As you can see in the pro forma column, the acquisition of RCA provides significant size and diversification to AFIN’s portfolio. Looking at the benefits from a diversification standpoint, the pro-forma portfolio will have a much lower top ten tenant concentration at approximately 48%, down from 75%, which is crucial in protecting our shareholders from changing market cycles.

Slide 4:

As stated in the fund prospectus, one of AFIN’s goals is to pursue a listing or other full cycle liquidity event. AFIN has received authorization from the New York Stock Exchange to list on the NYSE, but at the time of closing, AFIN will remain a non-traded entity. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. While AFIN intends to list the AFIN common stock subsequent to the closing of the merger at a time to be determined by the AFIN board, there can be no assurance as to when or if AFIN’s common stock will commence trading on the exchange. We believe the acquisition of RCA strengthens AFIN’s positioning on the pathway to a liquidity event with enhanced size and scale, as well as lower leverage in line with market peers. AFIN’s balance sheet after the RCA merger will continue to provide the company with flexibility to pursue additional acquisitions and financings.

Slide 5:

Moving to slide 5, here is a look at our pro forma geographic diversity and property type mix. As you can see from the map, AFIN today has a broad geographic footprint across the country in 37 states, which improves to 39 after the RCA acquisition. AFIN’s property type mix today consists of 3 sectors: single tenant retail, office, and industrial while RCA consists of 100% multi-tenant retail. After the merger, AFIN will have an even further diversified property type mix with an emphasis in the retail sector with nearly 70% of the combined company’s portfolio comprised of retail properties.

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Slide 6:

This slide provides a list of AFIN’s top ten tenants post-merger with RCA as well as some notable national tenants in RCA’s portfolio. As mentioned previously, AFIN’s top ten tenant concentration is significantly improved with the addition of RCA’s properties. We feel that this is an important metric in the public diversified REIT sector as it points to a well balanced portfolio and effective risk management. We are pleased for the potential to add such high quality properties to AFIN’s portfolio that are leased largely to well known, financially stable investment grade tenants.

Slide 7:

I’d now like to cover the cost savings associated with this transaction, one of the key benefits of the proposal. AFIN anticipates that there will be $10.9 million in annual savings in 2017 as a result of the RCA merger, comprised of $4.8 million in synergies from elimination of duplicative corporate G&A and $6.1 million in reduction of management fees. This slide outlines the management fee savings that the AFIN/RCA merger achieves under AFIN’s revised management contract. Under the new contract that takes effect upon completion of the merger, AFIN expects that 2017 base management fees as a percentage of AFIN’s real estate investments would decrease to 56 bps from 81 bps, which equates to a meaningful cost savings for shareholders. In addition, total 2017 Base Management Fees paid will be $6.1 million lower than the standalone of management fees of AFIN and RCA. Other changes to the contract include a lowering of the incremental base management fee and the addition of a defined management internalization option.

Slide 8:

Slide 8 details an important provision of the revised management contract, where AFIN’s independent directors may elect to transition the company to self-management. The option benefits shareholders of the combined company by giving the company flexibility in its management structure to pursue a future liquidity event.

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Slide 9:

To summarize, the acquisition of RCA by AFIN provides numerous strategic benefits as detailed in the presentation. This merger not only is expected to improve the earnings, diversification, and capital structure of AFIN, but also enables AFIN to expand its current investment strategy into the multi-tenant retail sector with a flexible balance sheet for growth opportunities. These benefits bolster the overall strength of AFIN’s portfolio fundamentals against its peer set, while better positioning the company for a future liquidity event.

Slide 10:

Moving on to slide 10, you can see that corporate governance is enhanced by the addition of two independent directors from RCA’s board, upon successful completion of the merger. This will bring the AFIN board to 6 total directors, of which 5 are independent, ensuring that the management is held accountable by a truly independent board.

Upon close of the transaction, AFIN’s current management team will remain intact and will make the addition of Kase Abusharkh to oversee the multi-tenant portfolio of the pro forma entity. We look forward to welcoming Kase and additional members of RCA team to make a formidable management team with deep experience and capability of navigating through many different real estate cycles.

Slide 11:

It’d like to conclude today’s presentation with a timeline of closing and some details on voting. AFIN’s Form S-4, which included the proxy statement/prospectus, went effective with the SEC on December 16th of 2016. Through February 13, 2017, the shareholder meeting date, AFIN’s proxy solicitor, Broadridge, will be soliciting proxy votes. AFIN’s board anticipates the transaction to be completed by March 31, 2017.

Slide 12:

Shareholders have several ways to place their proxy votes as outlined here. Should you have any questions about voting your shares please call the number for Broadridge at 855-973-0094.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV or at Americanfinancetrust.com

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